Cocrystal Pharma, Inc.

19805 N. Creek Parkway

Bothell, WA 98011

January 29, 2020

A.G.P./Alliance Global Partners

590 Madison Avenue, 36th Floor

New York, New York 10022

Ladies and Gentlemen:

This letter agreement documents our understanding regarding amending that certain Amended and Restated Equity Distribution Agreement between Cocrystal Pharma, Inc. (the “Company”) and A.G.P./Alliance Global Partners (the “Sales Agent”) dated as of October 2, 2019 (the “Agreement”). For good and valuable consideration, the Company and the Sales Agent hereby agree to amend the Agreement to reduce the amount to be raised under the Agreement from $6,000,000 to $551,576 (inclusive of the $351,576 which has been raised to the date of this letter agreement). In all other respects the Agreement is hereby ratified and confirmed.

This letter agreement may be executed in counterparts, each of which when duly signed and delivered shall be deemed for all purposes hereof to be an original, but all such counterparts shall collectively constitute one and the same instrument; and either party may execute this letter agreement by signing any such counterpart. Any signature delivered by facsimile or email transmission (in scanned .pdf format or the equivalent) shall be deemed to be an original signature.

If the foregoing accurately and completely reflects our understanding, please confirm your agreement with these terms and conditions by signing where indicated below, whereupon this shall become a binding agreement between us.

Sincerely,

COCRYSTAL PHARMA, INC.

By:
Jim Martin, Chief Financial Officer

CONFIRMED AND ACCEPTED, as of the date first above written:

A.G.P./Alliance Global Partners

By
Thomas Higgins, Managing Director, Investment Banking